Exhibit 99.2

RESAAS SERVICES INC.

Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars)

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of RESAAS Services Inc.

We have audited the accompanying consolidated financial statements of RESAAS Services Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

RESAAS Services Inc.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of RESAAS Services Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to note 2(c) in the consolidated financial statements which indicates that RESAAS Services Inc. has a shareholders’ deficiency and negative cash flows from operations. These conditions along with other matters as set forth in note 2(c) in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about RESAAS Services Inc.’s ability to continue as a going concern.

Chartered Professional Accountants

May 1, 2017
Vancouver, Canada

RESAAS SERVICES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2016 $	December 31, 2015 $

Assets

Current assets

Cash and cash equivalents	6,056,127	6,820,022
Amounts receivable	77,956	58,787
Prepaid expenses	74,375	20,386

Total current assets	6,208,458	6,899,195

Non-current assets

Property and equipment (Note 4)	60,494	20,300
Website development costs (Note 5)	1,537,274	939,759
Intangible assets (Note 6)	47,405	39,246

Total non-current assets	1,645,173	999,305

Total assets	7,853,631	7,898,500

Liabilities

Current liabilities

Accounts payable and accrued liabilities	385,773	407,684
Deferred revenue	40,885	25,904
Obligations under finance lease (Note 7)	5,280	2,411

Total current liabilities	431,938	435,999

Obligations under finance lease (Note 7)	6,361	2,499

Total liabilities	438,299	438,498

Shareholders’ equity

Common shares	27,071,707	23,252,234
Share-based payment reserve	11,884,059	7,661,465
Deficit	(31,540,434)	(23,453,697)

Total shareholders’ equity	7,415,332	7,460,002

Total liabilities and shareholders’ equity	7,853,631	7,898,500

Going concern (Note 2(c))

Commitments and contingencies (Note 13)

Subsequent events (Note 16)

Approved and authorized for issuance by the Board of Directors on May 1, 2017:

/s/ Cory Brandolini	/s/ Cam Shippit

Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these consolidated financial statements)

2

RESAAS SERVICES INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $

Revenue	304,719	107,192

Expenses

Amortization	1,214,982	806,961
Consulting fees	491,015	417,459
Filing fees	94,482	45,153
Foreign exchange loss	20,732	8,280
General and administrative (Note 8)	1,743,275	1,616,430
Management fees (Note 8)	397,838	468,516
Promotion and advertising	322,212	626,810
Professional fees	479,479	793,469
Stock-based compensation (Notes 8 and 11)	3,486,175	158,871
Travel	171,808	192,244

Total operating expenses	8,421,998	5,134,193

Net loss before other income	(8,117,279)	(5,027,001)

Other income

Interest income	30,542	15,760

Net loss and comprehensive loss for the year	(8,086,737)	(5,011,241)

Basic and diluted loss per common share	(0.21)	(0.15)

Weighted average number of common shares outstanding	37,671,857	33,015,080

(The accompanying notes are an integral part of these consolidated financial statements)

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RESAAS SERVICES INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2014	31,436,268	16,204,493	7,862,638	(18,442,456)	5,624,675

Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	255,000	347,514	(92,514)	–	255,000

Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	588,000	1,023,016	(376,216)	–	646,800

Issuance of common shares pursuant to the exercise of stock options at $1.25 per share	257,750	494,055	(171,868)	–	322,187

Issuance of common shares pursuant to the exercise of stock options at $2.35 per share	7,400	31,412	(14,022)	–	17,390

Issuance of common shares pursuant to the exercise of warrants at $1.10 per share	92,635	151,672	(49,773)	–	101,899

Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	589,827	884,740	–	–	884,740

Issuance of common shares pursuant to the exercise of warrants at $3.00 per share	90,000	270,000	–	–	270,000

Issuance of common shares for cash	3,606,600	5,409,900	–	–	5,409,900

Share issuance costs		(1,564,568)	283,118	–	(1,281,450)

Fair value of stock options granted	–	–	220,102	–	220,102

Net loss	–	–	–	(5,011,241)	(5,011,241)

Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002

(The accompanying notes are an integral part of these consolidated financial statements)

4

RESAAS SERVICES INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

	Common Shares		Share-based Payment		Total Shareholders’
	Number	Amount $	Reserve $	Deficit $	Equity $
Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002

Issuance of common shares for cash	2,225,000	3,782,500	–	–	3,782,500

Share issuance costs	–	(33,109)	–	–	(33,109)

Issuance of common shares pursuant to the exercise of warrants at $1.80 per share	23,989	70,082	(26,902)	–	43,180

Fair value of stock options granted	–	–	4,249,496	–	4,249,496

Net loss	–	–	–	(8,086,737)	(8,086,737)

Balance, December 31, 2016	39,172,469	27,071,707	11,884,059	(31,540,434)	7,415,332

(The accompanying notes are an integral part of these consolidated financial statements)

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RESAAS SERVICES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $

Operating activities

Net loss	(8,086,737)	(5,011,241)

Items not affecting cash:
Amortization	1,214,982	806,961
Stock-based compensation	3,486,175	158,871

Changes in non-cash operating working capital:
Amounts receivable	(19,169)	(17,673)
Prepaid expenses	(53,989)	(420)
Accounts payable and accrued liabilities	(72,014)	269,524
Deferred revenue	14,981	25,904

Net cash used in operating activities	(3,515,771)	(3,768,074)

Investing activities

Acquisition of intangible assets	(10,331)	(12,638)
Purchase of property and equipment	(47,983)	(11,884)
Website development costs	(978,555)	(705,899)

Net cash used in investing activities	(1,036,869)	(730,421)

Financing activities

Repayment of finance lease obligations	(3,826)	(1,987)
Due from related parties	–	176,900
Proceeds from common shares issued	3,782,500	5,409,900
Shares issuance costs	(33,109)	(1,281,450)
Proceeds from the exercise of options	–	1,241,378
Proceeds from exercise of warrants	43,180	1,256,639

Net cash provided by financing activities	3,788,745	6,801,380

Increase (decrease) in cash and cash equivalents	(763,895)	2,302,885

Cash and cash equivalents, beginning of period	6,820,022	4,517,137

Cash and cash equivalents, end of period	6,056,127	6,820,022

Cash and cash equivalents is comprised of:
Amounts held in legal trust account	18,461	88,317
Cash in bank	5,961,445	6,680,652
Cashable guaranteed investment certificates	76,221	51,053

Total cash and cash equivalents	6,056,127	6,820,022

Non-cash investing and financing activities:
Accrued bonus capitalized as website development costs	50,104	–
Stock compensation capitalized as website development costs	763,321	61,231
Fixed assets acquired through finance leases	10,557	–
Fair value of agent’s options and warrants recorded as share issuance costs	–	283,118

(The accompanying notes are an integral part of these consolidated financial statements)

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RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 303 – 55 Water Street, Vancouver, British Columbia, Canada, V6B 1A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on May 1, 2017.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities include the following:

i)	The useful life and recoverability of long-lived assets:

Management estimates the useful lives of website development costs based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of the website for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s website in the future

The assessment of any impairment of website development costs, including intangible assets, is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions, timing of cash flows, the useful lives of assets, and their related salvage values.

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RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

2.	Basis of Presentation (continued)

ii)	The inputs used in the valuation of share-based payments:

The fair value of stock options granted is measured using a Black-Scholes model. Measurement inputs include share price on measure date, exercise price of the option, expected volatility, actual and expected life of the option, expected dividends based on the dividend yield at the date of the grant, anticipated forfeiture rate, and the risk-free interest rate. The expected life of the options is based on historical experience and general option holder behavior. The Company also makes an estimate of the number of options that will be forfeited and the rate is adjusted to reflect the actual number of options that vest. Consequently, the actual stock-based compensation expense may vary from the amount estimated.

iii)	Recognition of deferred income tax assets:

Related deferred income tax assets and deferred income tax liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their respective tax basis based on the enacted or substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and the expected usage of existing tax pools and credits, and accordingly can affect the amount of the deferred income tax assets and liabilities calculated at a point in time. These differences could materially impact earnings.

iv)	Revenue recognition for special contracts and projects:

The Company has projects with multiple deliverables that generally include subscriptions for software and services. Estimates are required to determine the status of a project at each period end. The Company’s revenue recognition policy for multiple deliverable arrangements is discussed in Note 3(e).

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:

Significant judgment is required in determining whether costs incurred qualify for capitalization as website development costs. The Company monitors whether the recognition requirements for development costs continue to be met. This is necessary as the economic success of any development activities is uncertain and may be subject to future revisions after the time of recognition.

ii)	Application of the going concern assumption:

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

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RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

2.	Basis of Presentation (continued)

(c)	Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2016, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $31,540,434. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

3. Summary of Significant Accounting Policies

(a)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance, are readily convertible to known amounts of cash, and which are subject to insignificant risk of changes in value, to be cash equivalents.

(b)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and obligations under finance lease.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)	Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized at fair value and subsequently carried at fair value. Gains and losses arising from changes in fair value are recorded in the statement of comprehensive loss in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except if they are expected to be realized beyond 12 months of the statement of financial position date, where they are classified as non-current. The Company does not have any assets or liabilities classified as fair value through profit or loss.

(ii)	Held-to-maturity investments: Held-to-maturity investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as held-to-maturity investments.

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RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

3.	Summary of Significant Accounting Policies (continued)

(b)	Financial Instruments (continued)

(iii)	Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale investments are recognized at fair value and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss. Available-for-sale investments are classified as current except if they are expected to be realized beyond 12 months of the statement of financial position date, where they are classified as non-current. The Company does not have any assets classified as available-for-sale.

(iv)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses. Cash and cash equivalents, short-term investments, and amounts receivable and amounts due from related parties are classified as loans and receivables.

(v)	Financial liabilities at amortized cost: Financial liabilities are classified as other financial liabilities based on the purpose for which the liability was incurred, and comprise accounts payable and accrued liabilities. These liabilities are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and are subsequently carried at amortized cost using the effective interest rate method. The liabilities are derecognized when the Company’s contractual obligations are discharged or cancelled or, they expire. Accounts payable and accrued liabilities, and obligations under finance lease, are classified as financial liabilities.

(c)	Impairment of Financial Assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

(d)	Property and Equipment

Property and equipment consists of furniture, computer equipment and computer equipment under finance lease and is recorded at cost and amortized annually at rates calculated to amortize the assets over their estimated useful lives. Furniture is amortized over its useful life of 5 years. Computer equipment and computer equipment under finance lease is amortized on a declining balance at a rate of 55% per annum. Leasehold improvements are amortized over the life of the lease of 3 years.

(e)	Revenue

The Company recognizes revenue in accordance with IAS 18, Revenue. Revenue consists of subscription fees, online advertising sales and projects. Revenue from subscription fees and online advertising is recognized only when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity, the stage of completion of the transaction at the end of the reporting period can be measured reliably, and the cost incurred for the transaction and the cost to complete the transaction can be measured reliably. Revenues for subscriptions are recognized over the term of the subscription agreement.

10

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

3.	Summary of Significant Accounting Policies (continued)

Projects revenue consists of customer agreements to provide professional software services, including setup, integration and customization performed on the technology platform. The Company recognizes revenue related to such projects on a percentage of completion basis when the service is delivered to the customer, the fee is fixed and determinable, and collection of the fee is reasonably assured. Deposits received from customers in advance of the delivery of services are recorded as deferred revenue.

Multiple deliverable arrangements:

The Company enters into arrangements with multiple deliverables that generally include subscriptions and services. Multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by an internal analysis of prices or by using the residual method.

(f)	Website Development Costs

Website development costs consist of costs incurred to develop internet websites to earn revenue with respect to the Company’s business operations. Costs are capitalized in accordance with SIC Interpretation 32, Intangible Assets – Web Site Cost, and are amortized under IAS 38, Intangible Assets, over its estimated useful life commencing when the internet website has been completed. The Company amortizes the capitalized costs over their useful life of two years.

(g)	Intangible Assets

Intangible assets include all costs incurred to acquire a trademark. Intangible assets are recorded at cost and amortized over its useful life of 15 years.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(h)	Impairment of Non-financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually whether or not there is any indication that they may be impaired:

•	an intangible asset with an indefinite useful life
•	an intangible asset not yet available for use
•	goodwill acquired in a business combination

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”).

11

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

3.	Summary of Significant Accounting Policies (continued)

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Leases

The Company leases assets for administrative purposes. The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment by the Company of whether the arrangement conveys a right to use the asset. Leases are classified as finance leases if the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. Otherwise, leases are classified as operating leases.

Operating lease expenses are recognized on a straight-line basis over the lease term.

Finance lease payments are recorded at the present value at the inception of the lease and apportioned at each disbursement date between financing costs and the lease liability using the implicit interest rate of the lease. They are presented in property and equipment, and obligations under finance lease in the consolidated statement of financial position.

(j)	Share Capital - Unit Offerings

The Company records proceeds from unit offerings consisting of common shares and equity classified share purchase warrants as share capital.

(k)	Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as a stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credit to share capital, adjusted for any consideration paid.

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RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

3.	Summary of Significant Accounting Policies (continued)

(l)	Income Taxes

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in the other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustments to income tax payable in respect of previous years. Current income taxes are determined using tax rates and laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amounts of an asset or liability differs from its tax base, except for the taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company re-assesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m)	Loss per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, the exercise of stock options and share purchase warrants is considered to be anti-dilutive and basic and diluted loss per share are the same. As at December 31, 2016, the Company has 9,957,512 (2015 - 6,884,965) potentially dilutive shares which were anti-dilutive.

(n)	Comparative information:

Certain comparative information has been reclassified to conform to the current year presentation.

(o)	Accounting Standards Issued But Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2017 or later periods.

The following new IFRSs that have not been early adopted in these consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)
ii)	IFRS 16, Leases

In addition, IFRS 15, Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has commenced a preliminary assessment of the transition method and alternatives and the potential impact of IFRS 15 on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

13

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

4.	Property and Equipment

	Furniture $	Leasehold Improvement $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $

Cost:

Balance, December 31, 2014	–	–	7,144	44,216	51,360

Additions	1,368	–	–	10,516	11,884

Balance, December 31, 2015	1,368	–	7,144	54,732	63,244

Additions	23,057	7,130	10,557	19,162	59,906
Dispositions	(1,368)	–	–	–	(1,368)

Balance, December 31, 2016	23,057	7,130	17,701	73,894	121,782

Accumulated amortization:

Balance, December 31, 2014	–	–	–	24,056	24,056

Additions	251	–	3,929	14,708	18,888

Balance, December 31, 2015	251	–	3,929	38,764	42,944

Additions	1,269	594	4,700	12,169	18,732
Dispositions	(388)	–	–	–	(388)

Balance, December 31, 2016	1,132	594	8,629	50,933	61,288

Carrying amounts:

Balance, December 31, 2015	1,117	–	3,215	15,968	20,300
Balance, December 31, 2016	21,925	6,536	9,072	22,961	60,494

5.	Website Development Costs

	Cost $	Accumulated Amortization $	Carrying Amounts $

Balance, December 31, 2014	3,229,777	2,270,121	959,656

Additions	767,129	787,026

Balance, December 31, 2015	3,996,906	3,057,147	939,759

Additions	1,791,979	1,194,464

Balance, December 31, 2016	5,788,885	4,251,611	1,537,274

6.	Intangible Assets

	Cost $	Accumulated Amortization $	Carrying Amounts $

Balance, December 31, 2014	29,164	1,509	27,655

Additions	12,638	1,047

Balance, December 31, 2015	41,802	2,556	39,246

Additions	10,331	2,172

Balance, December 31, 2016	52,133	4,728	47,405

14

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

7.	Obligations Under Finance Lease

The Company entered into 5 agreements to lease computer equipment for two or three years. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18%, 25%, 1%, 56%, and 4% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of December 31, 2016:

Fiscal year ending December 31:	$
2017	7,365
2018	3,924
2019	1,720

Net minimum lease payments	13,009
Less: amount representing interest payments	(1,368)

Present value of net minimum lease payments	11,641
Less: current portion	(5,280)

Long-term portion	6,361

8.	Related Party Transactions

During the year ended December 31, 2016, salary of $276,000 (2015 - $276,000) to the Company’s key management is included in management fees.

The following table summarizes the compensation of the Company’s key management:

	2016	2015
	$	$
Management fees	397,838	468,516
Employee salary and benefits	15,346	123,552
Share based payments to officers and directors	275,711	–

9.	Share Capital

Preferred Shares

The Company is authorized to issue an unlimited number of non-voting, non-transferable Class A preferred shares with a par value of $0.01 per share. The Class A preferred shares cannot be issued at a price less than $2.00 per share. Holders of Class A preferred shares are not entitled to receive any dividends. Each issued and outstanding Class A preferred share shall be converted into one fully paid common share immediately prior to the consummation of any “Change of Control Event”.

The Company is authorized to issue an unlimited amount of Class B preferred shares without par value. The Class B preferred shares allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The Board has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

As at December 31, 2016, there are no Class A or Class B preferred shares issued and outstanding.

15

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

9.	Share Capital (continued)

Escrowed Shares

On October 20, 2010, the Company entered into an Escrow Agreement with certain shareholders in which 9,750,001 common shares would be subject to escrow restrictions for a period of 66 months. Under the terms of the Escrow Agreement, 10% of the shares were released from escrow one year after the completion of the Company’s IPO, and a further 10% of the shares are released every 6 months thereafter. During the year ended December 31, 2016, 1,950,000 shares (2015 - 1,950,000 shares) were released from escrow. As at December 31, 2016, no shares (2015 - 1,950,000) remain held in escrow.

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Private Placements

a)	On December 10, 2015, the Company issued 3,606,600 units at a price of $1.50 per unit for proceeds of $5,409,900. Each unit consisted of one common share and one share purchase warrant exercisable into one additional common share at a price of $3.00 per share until December 10, 2017.

The Company paid a cash commission of $378,693, equal to 7% of the gross proceeds of the offering. In addition, the Company issued to the agents 252,462 compensation warrants (each an “Agents’ Warrant”), with each Agents’ Warrant exercisable to purchase one unit (each an “Agents’ Unit”) at a price of $1.80 per Agents’ Unit for a period of two years following the closing date. Each Agents’ Unit consisted of one common share and one share purchase warrant (an “Agents’ Unit Warrant”), with each Agents’ Unit Warrant exercisable into one common share at a price of $3.00 per share for a period of two years from the closing date.

The value of the Agents’ Warrants and Agents’ Unit Warrants were measured based on the Black-Scholes option pricing model, using a risk-free interest rate of 0.95%, an expected life of 2 years, an annualized volatility of 80% and a dividend rate of 0%. An amount of $283,118 was allocated to the Agents’ Warrants and the Agent Unit Warrants and presented as part of contributed surplus.

b)	On August 31, 2016, the Company issued 1,935,000 units at a price of $1.70 per unit, for aggregate gross proceeds of $3,289,500. Each unit consisted of one common share and one half of one common share purchase warrant. Each full share purchase warrant is exercisable into one additional common share at a price of $2.50 per share until August 31, 2018.

c)	On September 7, 2016, the Company issued 290,000 units at a price of $1.70 per unit, for aggregate gross proceeds of $493,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each full share purchase warrant is exercisable into one additional common share at a price of $2.50 per share until September 7, 2018. The Company paid a cash commission of $24,650 equal to 5% of the gross proceeds of the offering.

16

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2014	2,286,385	2.51

Issued	3,859,062	2.92
Exercised	(772,462)	1.63
Expired	(33,020)	1.50

Balance, December 31, 2015	5,339,965	2.94

Issued	1,136,489	2.51
Exercised	(23,989)	1.80
Expired	(1,480,903)	3.00

Balance, December 31, 2016	4,971,562	2.83

The following table summarizes information about warrants outstanding and exercisable at December 31, 2016:

Warrants Outstanding	Exercise Price $	Expiry Date

3,630,589	3.00	December 10, 2017
228,473	1.80	December 10, 2017
967,500	2.50	August 31, 2018
145,000	2.50	September 7, 2018

4,971,562

11.	Stock Options

On May 2, 2016, the Company granted 2,863,950 stock options exercisable at $2.00 per share for five years after the date of grant and 922,000 stock options exercisable at $2.50 per share for five years after the date of grant.

On December 20, 2016, the Company granted 849,000 stock options exercisable at $2.00 per share for five years after the date of grant and 425,000 stock options exercisable at $2.50 per share for five years after the date of grant.

17

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

11.	Stock Options (continued)

The following table summarizes information about the stock options.

	2016		2015
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Outstanding – beginning of period	1,545,000	2.57	4,492,700	1.95

Granted	5,059,950	2.13	–	–
Cancelled	(1,080,000)	2.35	–	–
Expired	(539,000)	2.88	(1,839,550)	1.92
Exercised	–	–	(1,108,150)	1.12

Outstanding – end of period	4,985,950	2.14	1,545,000	2.57

Exercisable – end of period	3,960,950	2.05	1,520,000	2.58

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2016.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)

2.35	December 23, 2019	205,000	205,000	2.98
2.00	May 5, 2021	2,659,950	2,659,950	4.34
2.50	May 5, 2021	847,000	247,000	4.34
2.00	December 20, 2021	849,000	849,000	4.97
2.50	December 20, 2021	425,000	–	4.97

		4,985,950	3,960,950	4.40

The fair value of stock options granted was determined using the Black-Scholes option pricing model.

During the year ended December 31, 2016, the Company granted vested stock options with a fair value of $4,242,056 of which $760,906 was capitalized as website development costs and $3,481,150 was expensed. During the year ended December 31, 2016, the Company capitalized $2,415 as website development costs and expensed $5,025 for the vesting of previously granted stock options.

During the year ended December 31, 2015, the Company did not grant any stock options. During the year ended December 31, 2015, the Company capitalized $61,231 as website development costs and expensed $158,871 for the vesting of previously granted stock options.

The weighted average fair value of the options granted during the year ended December 31, 2016 was $1.01 (2015 - $0.00) per option. No options were exercised during the year ended December 31, 2016. The weighted average share price for stock options exercised during the year ended December 31, 2015 was $3.88.

18

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

11.	Stock Options (continued)

Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2016	2015
Risk-free rate	1.51%	–
Dividend yield	–	–
Volatility	99%	–
Expected forfeitures	–	–
Weighted average expected life of the options (years)	5.00	–

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s common shares.

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, share-based payment reserve and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015.

13.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month-to-month basis.

a)	On August 22, 2016, the Company entered into a lease for the provision of facility space from November 1, 2016 to October 31, 2019 for $10,633 per month. The Company’s future minimum lease payments for the premise lease is as follows:

Fiscal year ending December 31, 2017	127,596
Fiscal year ending December 31, 2018	127,596
Fiscal year ending December 31, 2019	106,330
Total:	$361,522

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2017	20,214
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$43,561

19

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

14.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

The fair values of financial instruments, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and obligations under finance lease approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada and the United States, which are high credit quality financial institutions as determined by rating agencies. The carrying amount of financial assets represents the maximum credit exposure.

Amounts Receivable

Amounts receivable consists of GST refunds which are due from the Government of Canada and at December 31, 2016, $41,496 of trade receivables is owed from five customers.

The following table represents the customers that represented 10% or more of total revenue for the year ended December 31, 2016:

	2016	2015
Customer A	23%	17%
Customer B	33%	18%

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. Currency risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s head office and operating expenses are mainly denominated in Canadian dollars. A large portion of the Company’s revenue is denominated in US dollars. If the US dollar depreciates compared to the Canadian dollar revenue would decrease in Canadian dollars. There is an immaterial foreign exchange risk to the Company as the Company still has a minimal amount of revenue.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

20

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

14.	Financial Instruments and Risk Management (continued)

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions. A summary of the Company’s obligations is as follows:

As at December 31, 2016	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $

Trade and other payables	385,773	385,773	385,773	-
Obligations under finance lease	11,641	13,009	7,365	5,644

	397,414	398,782	393,138	5,644

15.	Income Taxes

The Company operates in Canada and the United States and is subject to statutory income tax rates of 26% and 35% respectively. The income tax provision differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income (loss) before taxes as follows:

	2016 $	2015 $

Statutory income tax rate	26.00%	26.00%

Income tax recovery at statutory rate	(2,102,552)	(1,302,923)

Tax effect of:
Permanent differences and other	1,040,982	145,253
True up of prior year difference	(117,409)	87,429
Change in enacted tax rates	–	–
Change in tax benefits not recognized	1,179,542	1,070,241

Income tax provision	–	–

The Company did not recognize deferred tax assets for the following deductible temporary differences:

	2016 $	2015 $

Non-capital losses carried forward	15,344,695	11,685,833
Share issuance costs	1,043,959	1,415,760
Property, equipment and website costs	2,348,899	1,863,773
SR&ED pool carried forward to future years	2,191,736	1,784,854
Other	11,641

21

RESAAS SERVICES INC.

Notes to the Consolidated Financial Statements

December 31, 2016

(Expressed in Canadian dollars except shares, options and warrants)

15.	Income Taxes (continued)

As at December 31, 2016, the Company has non-capital losses carried forward of $15,344,695 in Canada and the United States which are available to offset future years’ taxable income. These losses expire as follows:

Total $

2029	94,951
2030	303,915
2031	592,844
2032	1,535,364
2033	2,201,066
2034	3,173,287
2035	3,683,974
2036	3,759,294

15,344,695

16.	Subsequent Events

On February 28, 2017, the Company paid performance bonuses by issuing 91,814 common shares to certain directors, officers and employees. As the bonuses were earned during the year ended December 31, 2016, the Company recorded the fair value of the shares of $182,733 in accounts payable and accrued liabilities at December 31, 2016. The Company capitalized $50,104 as website development costs and expensed $132,629 of the performance bonus.

22